

May 25, 2007

Via Facsimile ((415) 777-4961) and U.S. Mail

James F. Fotenos, Esq.
Greene Radovsky Maloney Share & Hennigh LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111

> **Re: The Cronos Group**
> **Amended Schedule 13E-3**
> **File No. 005-47841**
> **Filed May 16, 2007**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2007**
> **File No. 000-24464**

Dear Mr. Fotenos:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amended Schedule 13E-3

1.   We note your response to comment 1. We note also that affiliates of the seller may become affiliates of the purchaser through means other than equity ownership and thus are effectively on both sides of the transaction. We note that negotiations of the transaction included Mr. Younger as part of the Fortis group's efforts, that Mr. Younger will serve as the chief executive officer and president of the surviving company and that Mr. Younger (and the Management Investors) will hold significant equity holdings in the surviving entity renders each of Fortis Bank S.A./N.V. and Fortis Bank (Nederland) N.V. an affiliate of Mr. Younger and the company. As affiliates of the company, we believe each of Fortis Bank S.A./N.V. and Fortis Bank (Nederland) N.V. should be identified as filing person on the Schedule 13E-3.

Revised Preliminary Proxy Statement

The Assets Sale and Liquidation, page 4

2.   Please confirm supplementally that you will update your disclosure when you obtain the required third party consents referenced in prior comment 9 and the response therein.

Special Factors

Background of the Transaction, page 9

3.   We note your response to comment 11. Please name the member of the Transaction Committee who retired in 2006.

4.   We note your reference to a confidential treatment request filed in connection with the reports identified in our prior comment 12. Please note that you will need to resolve all issues concerning your confidential treatment request prior to the time we clear comments on the proxy statement and Schedule 13E-3.

Reasons for the Transaction Committee's Recommendation, page 32

5.   We reissue comment 16 as it requested revised disclosure to address the going concern value.

6.   We reissue comment 17. We note your general response A. While the transaction committee may have considered the assets sale and the going private transaction as one and the same, the provisions of Rule 13e-3 dictate that, in this case, the going private transaction is *the series of transactions* (including the asset sale and the liquidation, both of which are part of your proxy solicitation) that will have the effect described in Rule 13e-3(a)(3)(ii). Given that the opinion received addressed only a portion of the going private transaction and a different group of security holders than those as to whom the filing persons are required to make a fairness determination, explain how any filing person relying on the financial advisor's opinion was able to reach the required fairness determination.

7.   We reissue comment 18. While you moved the disclosure referenced in our prior comment, you have not addressed the substance of that comment. Please revise.

Opinions of Cronos' Financial Advisor, page 36

8.   We note your response to comment 22. We reissue clauses (i), (ii) and (iv) of our prior comment, which refers to data included in the Raymond James presentation to the Transaction Committee. With respect to the Transaction Premium Analysis, please tell us, with a view toward the disclosure previously requested, whether Raymond James presented the analysis and data to the Transaction Committee; neither the analysis nor its

data appear in the Raymond James presentation of February 2007. If the analysis and data were presented, please disclose the information previously requested; if not, please disclose this fact. In this respect, we call your attention to the last sentence of our prior comment.

9.   We reissue comment 23. While you may retain the generic disclaimer referred to in your response, please expressly address the issues identified in our prior comment for both Raymond James and the Transaction Committee or board of directors. If none of them considered these issues specifically, please disclose so.

10.   Please disclose the substance of your response to comment 24.

Position of the Management Investors as to Fairness, page 42

11.   We reissue comment 28. The revision referenced in your response does not appear to have been made.

Position of Purchaser, FB Transportation and FCC as to Fairness, page 43

12.   Please refer to our prior comment 29. Please explain why none of the filing persons in this section considered market prices, net book value or liquidation value. We note that these filing persons considered the value of the company's marine container fleet and the going concern value: please revise to complete the disclosure in this respect. Describe revise what numerical values, if any, were used, how those values, numerical or otherwise, were determined, and how those analyses support the filing persons' fairness determination.

13.   We reissue comment 30. See our comment above relating to your general response A.

Selected Financial Data, page 82

14.   We note your response to comment 33. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Other Information, page 119

15.   We reissue comment 37. Please make the revision previously requested.

Closing

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions